ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)
(unaudited)
	June 30, 2006	December 31, 2005
Assets
Current assets
Cash	$ 18,883	$ 11,943
Accounts receivable	38,975	35,303
Financial derivatives (note 8)	4,525	415
Prepaid expenses, deposits and other	3,809	3,052
	66,192	50,713
Property, plant and equipment (note 3)	763,217	489,074
Deferred financing charges, net	8,441	1,210
Goodwill	75,649	70,546
	$ 913,499	$ 611,543

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 34,305	$ 36,348
Due to JED Oil Inc. (note 1)	8,253	15,151
Distribution payable to unitholders	8,931	7,699
Income taxes payable	2,121	2,066
Debt (note 5)	334,376	95,450
Note payable	-	4,071
Marketing contracts and financial derivatives (note 8)	3,780	1,447
Current portion of capital lease	917	878
	392,683	163,110
Asset retirement obligations (note 4)	28,148	24,323
Future income tax liability	84,692	100,297
Capital lease	1,234	1,702
	506,757	289,432

Non-controlling interest (note 6)	2,323	32,402

Unitholders’ Equity (note 7)
Unitholders’ capital	541,743	373,761
Warrants	1,215	1,215
Contributed surplus	1,620	573
Deficit	(134,951)	(85,840)
Cumulative translation adjustment	(5,208)	-
	404,419	289,709
Debt and refinancing (note 5)
Subsequent event (note 12)	$ 913,499	$ 611,543
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

(“signed”)

(“signed”)

Keith Conrad

Joseph Vidal

Director

Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Thousands of Canadian dollars, except per trust unit amounts)
(unaudited)
	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005

Revenues
Oil and natural gas	$ 65,936	$ 29,807	$ 114,251	$ 59,857
Royalties	(14,789)	(6,653)	(24,750)	(12,672)
	51,147	23,154	89,501	47,185
Expenses
Operating	10,728	7,145	19,046	13,915
General and administrative	5,067	3,080	7,871	4,913
Interest	7,813	831	9,957	1,350
Financing fees	27	-	379	-
Amortization of deferred financing charges	3,588	8	3,957	16
Depletion, depreciation and accretion	35,356	11,143	62,615	22,287
Financial derivative gain	(1,377)	-	(779)	-
Foreign exchange loss	524	-	183	-
	61,726	22,207	103,229	42,481
Earnings (loss) before taxes and non-controlling interest	(10,579)	947	(13,728)	4,704

Income tax expense (reduction)
Current	-	28	-	169
Future	(10,283)	(1,772)	(15,739)	(2,476)
Earnings (loss) before non-controlling interest	(296)	2,691	2,011	7,011

Non-controlling interest (note 6)	-	124	59	193
Net earnings (loss)	(296)	2,567	1,952	6,818

Distributions declared	(26,703)	(15,337)	(51,063)	(29,036)
Deficit, beginning of period	(107,952)	(26,762)	(85,840)	(17,314)

Deficit, end of period	$ (134,951)	$ (39,532)	$ (134,951)	$ (39,532)

Net earnings (loss) per trust unit (note 7)
Basic	$ (0.01)	$ 0.10	$ 0.05	$ 0.27
Diluted	$ (0.01)	$ 0.10	$ 0.05	$ 0.27

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)
(unaudited)
	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005

Cash provided by (used in):
Operating
Net earnings (loss)	$ (296)	$ 2,567	$ 1,952	$ 6,818
Depletion, depreciation and accretion	35,356	11,143	62,615	22,287
Future income tax reduction	(10,283)	(1,772)	(15,739)	(2,476)
Amortization of deferred financing charges	3,588	8	3,957	16
Financial derivatives	(1,377)	-	(779)	-
Amortization of marketing contract	-	-	(1,447)	-
Non-controlling interest	-	124	59	193
Foreign exchange	(229)	-	(570)	-
Unit-based compensation	936	158	1,232	248
Changes in non-cash working capital items	6,721	6,119	(24,650)	3,932
	34,416	18,347	26,630	31,018
Financing
Distributions paid	(26,689)	(14,909)	(49,830)	(28,210)
Bank indebtedness	(4,289)	(1,728)	(99,739)	(13,320)
Bridge credit facilities	55,578	-	401,242	-
Bridge credit facility repayment	(2,000)	-	(60,630)	-
Repayment of debt assumed on Oklahoma Asset acquisition	(121)	-	(14,156)	-
Capital lease	(216)	(200)	(429)	(394)
Repayment of notes	(3,990)	-	(3,990)	-
Deferred financing charges	(1,073)	-	(9,410)	-
Due to JED Oil Inc., net	3,601	(286)	(6,898)	7,001
Issue of trust units, net of issue costs	(64)	(44)	12,259	11,665
Exercise of trust unit options	1,399	3,287	1,399	5,414
	22,136	13,880	169,818	(17,844)
Investing
Property, plant and equipment additions	(9,492)	(4,281)	(18,288)	(19,850)
Deposit on acquisition	-	602	-	2,400
Proceeds on disposal of property, plant and equipment	6,551	1,819	6,551	2,104
Acquisition of Oklahoma Assets (note 2)	(50,734)	-	(176,596)	-
Acquisition of Rocky Mountain Gas, Inc.	-	166	-	166
Changes in capital accounts payable	(3,278)	-	(1,175)	-
	(56,953)	(1,694)	(189,508)	(15,180)
Change in cash	(401)	2,773	6,940	(2,006)
Cash, beginning of period	19,284	-	11,943	4,779
Cash, end of period	$ 18,883	$ 2,773	$ 18,883	$ 2,773

During the six month period ended June 30, 2006 the Trust paid interest of $9,922 (six months ended June 30, 2005 - $521) and taxes of $nil (six months ended June 30, 2005 – $788).
See accompanying notes to consolidated financial statements

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

1.

Basis of Presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2005, and should be read in conjunction with those consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures which are normally required to be included in the notes to the amended consolidated financial statements have been condensed or omitted.

Relationship with JED Oil Inc. (“JED”)

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

On February 1, 2006, the Trust repaid the $8,000,000 unsecured notes payable to JED that were outstanding at December 31, 2005.  During the first quarter of 2006, $64,000 of interest was charged on the notes.

At June 30, 2006, the Trust owed $8,253,000 (December 31 2005 - $7,151,000) to JED for revenues and capital expenditures related to operations and drilling activities under the farm out agreement between the Trust and JED.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

2.

Acquisition

During Q1 2006 and Q2 2006, the Trust acquired oil and natural gas properties located in Oklahoma (“Oklahoma Assets”).  The Trust acquired the assets in four stages.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets; as a result the vendors owed the Trust $49.7 million.  The primary vendors repaid the Trust $38.5 million of the notes upon closing the second stage of the acquisition of the Oklahoma Assets.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

On April 4, 2006, the Trust closed the third stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 4, 2006.

On April 18, 2006, the Trust closed the fourth stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 18, 2006.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 6,412
Property, plant and equipment	339,280
Current liabilities	(25,355)
Financial derivatives	(485)
Debt	(24,036)
Asset retirement obligations	(2,695)
$ 293,121

Cost of acquisition:
Cash	$ 168,791
Transaction costs	7,805
5,685,028 trust units	116,525
$ 293,121

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The purchase price allocation is preliminary and subject to change.  The value assigned to each Enterra Trust Unit of $20.51 (US$17.70) was based on the weighted average trading price on the New York Stock Exchange immediately prior to the measurement date.  For each vendor there is a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified wells produce an average volume (based on the best 30 day period in the last 60 days of the adjustment period) greater than the actual production acquired at closing, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess production of those wells.  During Q2 2006, the adjustment was performed for the vendor from the January 18, 2006 closing, resulting in additional consideration of $3.1 million being paid to the vendor.

The operations of the Oklahoma Assets are considered to be self-sustaining.  As a result, the revenues and expenses of this segment are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in the cumulative translation account in unitholders’ equity.

3.

Property, Plant and Equipment

		June 30, 2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$978,667	$217,873	$760,794
Office furniture and equipment	4,138	1,715	2,423
	$982,805	$219,588	$763,217

		December 31, 2005
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$644,260	$156,445	$487,815
Office furniture and equipment	2,781	1,522	1,259
	$647,041	$157,967	$489,074

At June 30, 2006, included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost of $5,218,000 and net book value of  $2,327,000 (December 31, 2005 - $5,218,000 and $2,597,000).

At June 30, 2006 costs of undeveloped land and seismic of $44,782,000 (December 31, 2005 - $58,353,000) were excluded from the calculation of depletion expense for the Canadian cost centre.  At June 30, 2006 costs of undeveloped land of $8,410,000 (December 31, 2005 - $13,313,000) were excluded from the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost center for the three months ended June 30, 2006 was $21,743,000 and $13,106,000 respectively and for the six months ended June 30, 2006 was $44,743,000 and $16,878,000, respectively (Q1 and Q2 2005 – no US cost center).

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

4.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At June 30, 2006, the Trust estimated the asset retirement obligation to be $28,148,000 (December 31, 2005 – $24,323,000), based on a total future liability of $46,394,000 (December 31, 2005 - $41,074,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at 7 years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

Asset retirement obligation, December 31, 2005	$ 24,323
Increases (decrease) in liabilities during the period related to:
Acquisitions	2,695
Additions	436
Accretion expense	994
Foreign exchange	(300)
Asset retirement obligation, June 30, 2006	$ 28,148

5.

Debt and Refinancing

On January 18, 2006, the Trust drew on a US$50.0 million senior bridge credit facility to secure the acquisition of the Oklahoma Assets.  The facility was a reducing non-revolving loan secured by a first charge over the notes from the sellers of the Oklahoma Assets.  The loan bore interest at U.S. dollar commercial loan rate plus 0.5% and was repaid on March 22, 2006.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was used to repay the existing $100.0 million credit facilities of the Trust.  The facility bears interest at 2.5% above bank prime lending rates.  $2.0 million of the facility was repaid on June 30, 2006 and another payment is due by October 2, 2006.  The facility matures on December 31, 2006.  The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.  The credit facility also requires the Trust to maintain certain financial covenants.  At June 30, 2006, the Trust was not in compliance with certain of those covenants including the requirement to reduce the balance outstanding under the $110 million facility to $100 million or less by June 30, 2006.  The Trust has obtained a waiver of these covenants from the lenders as at June 30, 2006.  As at June 30, 2006 $108.0 million was outstanding under the facility.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma Assets, repay the US$50.0 million bridge credit facility noted above and provide working capital to the Trust.  This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option for the Trust to extend the facility for an additional three-month period.  During this extension period, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets and a second charge over all Canadian assets.  The terms of the credit facility restricts the Trust’s ability to withdraw more than US$1.5 million per month from the US segment.  The credit facility also requires the Trust to maintain certain financial covenants.  As at June 30, 2006, the Trust had drawn $223.2 million (US$200.0 million) on the facility.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The Trust’s bridge facilities mature from time to time in 2006, at which time both facilities must be repaid.  It is expected that the bridge facilities will not be repaid from internally generated cashflows or asset dispositions therefore additional financing through the issuance of debt or equity will be required.  The Trust is in discussions with others regarding a refinancing of debt or issuance of equity, however, at June 30, 2006, the Trust has not arranged alternative credit facilities or entered into arrangements to issue equity.

On March 21, 2006, the Trust acquired the operating company of the Oklahoma Assets.  The operating company has the following credit facilities:

A promissory note, used to acquire, and secured by, the drilling rig owned by the operating company of the Oklahoma Assets.  The note bore interest at US prime plus 1% and was repaid by the Trust in Q2 2006.

A US$4.5 million unsecured revolving credit facility that bears interest at bank prime.  The facility matures on October 20, 2006.  As at June 30, 2006, the facility was drawn to $2.7 million (US$2.4 million).

A building mortgage, secured by the building, that bears interest at 7% per annum.  The facility matures on July 1, 2020.  As at June 30, 2006, the loan had a balance of $0.3 million (US$0.3 million).

A promissory note, used to acquire, and secured by, equipment owned by the operating company of the Oklahoma Assets.  The note matures on February 20, 2009 and bears interest at US prime plus 1%.  At June 30, 2006, the balance of the note was $0.1 million (US$0.1 million).

6.

Non-controlling Interest (“NCI”)

Number of exchangeable shares issued	EEC	RMG	RMAC series B	Total
Balance at December 31, 2005	348,146	736,842	659,116	1,744,104
Exchanged for trust units	(306,809)	(736,842)	(568,545)	(1,612,196)
Balance at June 30, 2006	41,337	-	90,571	131,908

Non-controlling interest	Amount
Balance at December 31, 2005	$ 32,402
Exchanged for trust units	(30,138)
Non-controlling interest in net earnings	59
Balance at December 31, 2005	$2,323

During Q2 2006, a total of 259,613 (Q1 and Q2  2006 – 306,809) Enterra Energy Corp. exchangeable shares were converted into 330,331  (Q1 and Q2  2006 – 388,917)) trust units at an exchange ratio prevailing at the time of conversion.  During Q2 2006, a total of 2,316 (Q 1 and Q2  2006 – 586,545) RMAC series A exchangeable shares were converted into 2,494 (Q1 and Q2 2006 – 593,097) trust units at an exchange ratio prevailing at the time of conversion.  During Q2 2006, all of the 736,842

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

RMG exchangeable shares were converted into 736,842 trust units.  The exchange of the EEC exchangeable shares is treated as a step acquisition, which increased goodwill by $4.3 million in Q2 2006 (Q2 2006 year to date - $5.1 million) for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

At June 30, 2006 the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.29326 and for RMAC series B exchangeable shares was 1.10555.

7.

Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2005	36,504,416	$ 373,761
Issued for cash pursuant to private placements	657,500	12,544
Issued on acquisition of Oklahoma Assets (note 2)	5,685,028	116,525
Issued as financing fees	116,054	2,077
Issued for exchangeable shares	1,718,856	35,537
Issued under restricted unit plan	10,000	157
Issued on exercise of options	99,905	1,427
Unit issue costs	-	(285)
Balance at June 30, 2006	44,791,759	$ 541,743

Contributed surplus

Amount
Balance at December 31, 2005	$ 573
Trust unit option based compensation	611
Restricted and performance unit compensation	621
Transfer to trust units on option exercise	(28)
Transfer to trust units on restricted unit grant	(157)
Balance at June 30, 2006	$ 1,620

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

	Number of options	Weighted- average exercise price
Options outstanding, December 31, 2005	1,431,405	$ 22.31
Options granted	577,000	17.11
Options exercised	(99,905)	14.00
Options cancelled	(207,500)	24.60
Options outstanding, June 30, 2006	1,701,000	$ 21.25
Options exercisable, June 30, 2006	285,002	$ 23.72

Estimated fair value of stock options

The estimated fair value of options granted in 2006 was determined using the Black-Scholes model under the following assumptions:

2006
Weighted-average fair value of options granted ($/option)	$1.04
Risk-free interest rate (%)	4%
Estimated hold period prior to exercise (years)	5
Expected volatility (%)	46%
Expected cash distribution yield (%)	14%

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Restricted and Performance units

The Trust has granted restricted and performance units to directors, officers, employees and consultants of the Trust.  Restricted units (“RU’s”) vest over a contracted period and provide the holder with trust units on the vesting dates of the RU’s.  The actual units granted are based on the number of restricted units granted times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five day weighted average price of the Trust’s units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units (“PU’s”) vest at the end of two years and provide the holder with trust units based on the same multiplier as the RU’s as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.

During Q2 2006, the Trust granted 381,330 RU’s and 172,255 PU’s valued at $15.66 (USD$13.97) per unit.  Of the RU’s granted in Q2, 2006, 10,000 vested immediately and were exercised in Q2.

Reconciliation of earnings per unit calculations

For the three months ended June 30, 2006
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$ (296)	44,004,939	$ (0.01)

For the six months ended June 30, 2006
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 1,952	41,118,656	$ 0.05
Exchangeable shares / Non-controlling interest	59	1,685,982
Restricted and performance units assumed exercised		553,585
Options assumed exercised		437,000
Units assumed purchased		(375,168)
Diluted	$ 2,011	43,420,054	$ 0.05

For the calculation of the weighted average number of diluted units outstanding for the three months ended June 30, 2006, the unit options, warrants, RU’s and PU’s were excluded, as they were anti-dilutive to the calculation.

For the calculation of the weighted average number of diluted units outstanding for the six months ended June 30, 2006, 1,147,415 unit options and 301,000 warrants were excluded, as they were anti-dilutive to the calculation.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

For the three months ended June 30, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 2,567	25,821,801	$ 0.10
Exchangeable shares / Non-controlling interest	124	698,267
Options assumed exercised		1,292,500
Units assumed purchased		(1,166,665)
Diluted	$ 2,691	26,645,903	$ 0.10

For the six months ended June 30, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 6,818	25,549,681	$ 0.27
Exchangeable shares / Non-controlling interest	193	620,008
Options assumed exercised		1,292,500
Units assumed purchased		(1,244,819)
Diluted	$ 7,011	26,217,370	$ 0.27

8.

Financial Instruments

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in crude oil and natural gas prices. At June 30, 2006, the Trust had the following financial derivatives outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Collars	Gas	8.50 by 14.00 (Cdn $/GJ)	5,000 GJ	July 1, 2006 – October 31, 2006
Collars	Gas	8.50 by 13.05 (Cdn $/GJ)	5,000 GJ	July 1, 2006 – October 31, 2006
Collars	Gas	7.50 by 12.00 (Cdn $/GJ)	7,500 GJ	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 9.00 (Cdn $/GJ)	10,000 GJ	April 1, 2007 – October 31, 2007
Collars	Gas	8.00 by 12.00 (Cdn $/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Collars	Gas	6.75 by 8.75 (US $/mmbtu)	4,000 mmbtu	July 1, 2006 – October 31, 2006
Collars	Gas	8.00 by 15.70 (US $/mmbtu)	12,000 mmbtu	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 11.15 (US $/mmbtu)	10,000 mmbtu	April 1, 2007 – October 31, 2007

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Collars	Gas	8.00 by 16.40 (US $/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008
Fixed	Gas	8.08 (US$/mmbtu)	3,300 mmbtu	July 1, 2006 – August 31, 2006
Fixed	Gas	7.65 (US$/mmbtu)	3,300 mmbtu	July 1, 2006 – August 31, 2006
Fixed	Gas	7.88 (US$/mmbtu)	3,300 mmbtu	July 1, 2006 – August 31, 2006
Collars	Oil	55.00 by 70.35 (US$/bbl)	500 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 65.50 (US$/bbl)	500 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 78.50 (US$/bbl)	500 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 74.70 (US$/bbl)	1,000 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	56.00 by 80.00 (US$/bbl)	1,000 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 81.20 (US$/bbl)	1,000 bbl	January 1, 2007 – June 30, 2007
Collars	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	January 1, 2007 – December 31, 2007
Collars	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collars	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	January 1, 2007 – December 31, 2007
Collars	Gas	7.20 by 9.00 (US$/mmbtu)	10,000 mmbtu	September 1, 2006 – October 31, 2006
Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mw)	3 Mw/hour	October 1, 2006 – December 31, 2009

The estimated fair market value of the financial derivatives at June 30, 2006 are assets of $4,525,000 and liabilities of $3,780,000 for a net mark to market position of $745,000.

9.

Guarantees

The Trust has indemnified all of the directors and officers of the Trust. There is no pending material litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in material claims.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

10.

Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.  The Trust only operated in Canada for three and six month periods ended June 30, 2005.

	Canada	U.S.	Total
For the six month period ended and as at June 30, 2006
Revenue – three month period ended June 30, 2006	$ 39,625	$ 26,311	$ 65,936
Revenue – six month period ended June 30, 2006	$ 79,899	$ 34,352	$ 114,251
Property, plant and equipment – June 30, 2006	$ 433,836	$ 329,381	$ 763,217
Goodwill – June 30, 2006	$ 75,649	-	$ 75,649

11.

Related Parties

During Q2 2006 the Trust paid $145,000 (Q2 2006 year to date - $295,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the previous Chief Financial Officer.  At June 30, 2006 $36,000 (December 31, 2005 - $84,000) was payable by the Trust to Macon.

During Q1 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), an oil and gas development company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at June 30, 2006, the Trust had $441,000 of net receivables from Petroflow.  The receivables are for reimbursement of actual costs incurred by the Trust and are due within 30 days.  During Q2 2006, there were no revenues earned, nor expenses incurred to or from Petroflow.

A director and an officer of the Trust have common interests, with the Trust, in certain of the Oklahoma Assets.  As a result of the common interest certain balances will be payable or receivable due to normal operations of the common properties.  At June 30, 2006 $1,622,000 was payable to the Trust from the director.  At June 30, 2006 no amounts were payable or receivable from the officer.

12.

Subsequent Event

In August 2006, the Trust signed a letter of intent with JED regarding a property swap whereby, the Trust will be swapping certain of its interests in properties in the Ferrier area of Alberta for interests JED holds in common with the Trust in East Central Alberta, the Desan area of Northeast British Columbia and the Ricinus area of Alberta.  The swap will be based on independent third party engineering evaluations that are anticipated to be completed later in August 2006.  The transaction also will result in the termination of the Agreement of Business Principles between the Trust and JED whereby the Trust has a right of first refusal on properties that JED owns and JED has the ability to farm-in on the Trust’s undeveloped lands.  The transaction is subject to a number of conditions including documentation and lender and other consents.